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                                                                      EXHIBIT 12
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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


- ----------------------------------------)
MAX FECHT,                              )
                                        )
             Plaintiff,                 )
                                        )
    v.                                  )         C.A. No. 14178
                                        )                 -------
A. LOWELL LAWSON, JAMES A. BITONTI,     )
E.F. BUEHRING, CHARLES A. GABRIEL,      )
C. ROLAND HADEN, GENE KEIFFER, S. LEE   )
KLING, FRANCINE I. NEFF, DAVID R.       )
TACKE, RAYTHEON COMPANY and E-SYSTEMS,  )
INC.,                                   )
                                        )
             Defendants.                )
- ----------------------------------------)


                            CLASS ACTION COMPLAINT
                            ----------------------

          Plaintiff, by his attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon knowledge, as follows:


                                  THE PARTIES
                                  -----------

          1. Plaintiff Max Fecht is the owner of shares of common stock of defendant E-Systems, Inc. and has owned such shares at all times relevant hereto.

          2. Defendant E-Systems, Inc. ("E-Systems" or "the Company") is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices in Dallas, Texas. Its business includes the design and development of reconnaissance and surveillance systems, communications systems, automatic control products and related systems.
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             (a) Defendant A. Lowell Lawson is and at all relevant times has been Chief Executive Officer, Chief Operating Officer, President and Chairman of the Board of E-Systems.

             (b) Defendants James A. Bitoni, E. F. Buehring, Charles A. Gabriel,
C. Roland Haden, Martin R. Hoffman, E. Gene Keiffer, S. Lee Kling, Francine I. Neff and David R. Tacke are and at all relevant times have been directors of E-Systems. The defendants named in this paragraph will be referred to as the "Director Defendants."

          3. Defendant Raytheon Company ("Raytheon") is a Delaware corporation with its principal executive offices located in Lexington, Massachusetts. Raytheon develops, manufactures and sells various products including electronic systems, aircraft designs, industrial plants and major appliances.

          4. By reason of the Director Defendants' positions as officers and/or directors of E-Systems, they are in a fiduciary relationship with plaintiff and the other public stockholders of E-Systems, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.


                           CLASS ACTION ALLEGATIONS
                           ------------------------

          5. Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23 on behalf of himself and all E-Systems securities holders as of April 3, 1995 or their successors in interest (the "Class"). Excluded from the Class are

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defendants herein and any person, firm, trust, corporation, or other entity related to, affiliated with, or controlled by any of the defendants.

          6. This action is properly maintainable as a class action.

          7. The Class is so numerous that joinder of all members is impracticable. As of March 3, 1995, there were 34,129,500 shares of E-Systems common stock outstanding.

          8. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members. The common questions include, inter alia, the following:
                          ----- ----

             (a) whether the Director Defendants have engaged in conduct constituting unfair dealing to the detriment of the Class;

             (b) whether the merger is grossly unfair to the Class;

             (c) whether plaintiff and the other members of the Class would be irreparably damaged were the transaction complained of herein consummated;

             (d) whether the Director Defendants have breached their fiduciary and other common law duties owed to plaintiff and the Class; and

             (e) whether Raytheon has aided and abetted the Director Defendants' breach of duty to plaintiff and the Class.

          9. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests

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as the other members of the Class. The plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          10. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

          11. The prosecution of separate actions by individual members of the Class would create a risk of adjudications which would, as a practical matter, be dispositive of the interests of Class members who are not parties to such adjudications or substantially impair or impede their ability to protect their interests.


                    CAUSE OF ACTION AGAINST ALL DEFENDANTS
                    --------------------------------------

          12. On April 3, 1995, E-Systems and Raytheon announced that they had entered into an agreement whereby Raytheon would acquire E-Systems in a merger valued at over $2.3 billion. The acquisition will be affected through a tender offer at $64 per E-Systems share and a follow-up merger at that price for untendered shares.

          13. The agreement is in furtherance of a plan and scheme which, if its consummation is not enjoined, will result in the public stockholders of E-Systems giving up their investment in E-

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Systems in a transaction which is inherently unfair to them because of the unfairly low price and the unfair process by which the deal was agreed to.

           14. The consideration to be paid to class members is unfair and grossly inadequate because, among other things:

              (a) The intrinsic value of E-System's common stock is materially in excess of $64 per share in light of the Company's record backlog of $2.63 billion, its receipt of a $500 million contract from the U.S. Government, its strong balance sheet and debt level and other factors;

              (b) The consideration offered by Raytheon did not result from an appropriate consideration of the value of E-Systems attributable to the Company's current and currently anticipated business opportunities. The proposed consideration fails to reflect E-System's inherent current value, prospects and future growth and profitability in particular from current contracts, cost reductions and earnings expected to be realized in the future;

              (c) The consideration agreed upon did not result from an appropriate consideration of the value of E-Systems as the Director Defendants approved the proposed Merger without undertaking adequate steps to accurately ascertain E-System's value through open bidding or a thorough "market check" mechanism;

              (d) The Director Defendants have thus far failed to announce any active auction or open bidding procedures best calculated to maximize shareholder value and have, instead, agreed

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to the proposed transaction at a price that will only serve to inhibit the maximization of shareholder value; and

             (e) The agreement provides that if Raytheon's offer is subsequently rejected in favor of another offer, the successful bidder will pay Raytheon a bust-up fee of $75 million plus expenses, an amount designed to prevent plaintiff and the Class from obtaining fair value for their shares of E-Systems in a free and open auction.

          15. The proposed transaction was negotiated in a relatively short period of time and provides for the entrenchment of the Director Defendants. The agreement provides that although E-Systems will become a wholly owned subsidiary of Raytheon, the Director Defendants will continue in office in an "advisory" capacity for five (5) years at their current compensation levels. Further, defendant Lawson will remain as CEO of E-Systems and also become Executive Vice President of Raytheon. As a result of these provisions, the Director Defendants lack independence with regard to the Raytheon deal since approval thereof is in their financial self-interest and another acquiror is unlikely to be so generous to the Director Defendants. The Director Defendants are unfairly entrenching themselves at the expense of plaintiff and the Class.

          16. By reason of the foregoing, the Director Defendants have violated their fiduciary duties owed to Class members and defendant Raytheon has aided and abetted therein.

          17. The terms of the proposed merger, and in particular the consideration to be paid to E-Systems's public shareholders and

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the bust-up fee are unfair to the Class because they frustrate a value maximizing sale of E-Systems.

          18. Plaintiff and the Class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties and/or aiding and abetting the breach.

          19.  Plaintiff has no adequate remedy at law.


          WHEREFORE, plaintiff demands judgment as follows:

          A.  declaring this to be a proper class action;

          B.  enjoining, preliminarily and permanently, the proposed merger;

          C. to the extent, if any, that the transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

          D. directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

          E. awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

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           F.  granting such other further relief as may be just and proper in the premises.


                                       ROSENTHAL, MONHAIT, GROSS
                                         & GODDESS, P.A.

                                       /s/
                                       ---------------------------------
                                       First Federal Plaza
                                       P.O. Box 1070
                                       Wilmington, Delaware 19899
                                       Telephone: (302) 656-4433
                                       Attorneys for Plaintiff

OF COUNSEL:

BERGER & MONTAGUE, P.C.
1622 Locust Street
Philadelphia, PA 19103
(215) 875-3000



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